UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Interline Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

458743101

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue, 25th Floor

New York, NY 10022

(212) 508-5500

With copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458743101		13D

1	Name of Reporting Person P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 927,386

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 927,386

11	Aggregate Amount Beneficially Owned by Each Reporting Person 927,386

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 458743101		13D

1	Name of Reporting Person P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,594,673

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,594,673

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,673

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 458743101		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,522,059

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,522,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,059

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 458743101		13D

1	Name of Reporting Person Claus J. Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,522,059

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,522,059

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,522,059

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed June 17, 2011, by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership, P2 Capital Master Fund VI, L.P., a Delaware limited partnership, P2 Capital Partners, LLC, a Delaware limited liability company, and Claus J. Moller, a citizen of Denmark. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and replaced by the following:

This Amendment is being filed by:

(a) P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”);

(b) P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”, and together with Master Fund I, the “P2 Funds”);

(c) P2 Capital Partners, LLC, a Delaware limited liability company (the “P2 Manager”); and

(d) Claus J. Moller, a citizen of Denmark (“Moller”).

The entities and persons set forth in clauses (a) through (d) are collectively hereinafter referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 16, 2011, a copy of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

The Reporting Persons are filing this Amendment because they have entered into certain understandings, as further described herein, with GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital Partners VI GmbH & Co. KG (collectively, the “GS Funds”) and Isabelle Holding Company Inc., a Delaware corporation (“Parent”), in connection with the transactions contemplated by an Agreement and Plan of Merger, dated as of May 29, 2012 (the “Merger Agreement”), among the Issuer, Parent and Isabelle Acquisition Sub Inc., a Delaware corporation (“Merger Sub”).  As a result of those understandings, the Reporting Persons may constitute a “group” with the GS Funds, certain of their affiliates and certain members of Issuer management within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4.

The address of the principal office of the above Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.  The P2 Funds are principally involved in the business of investing in securities. The P2 Manager is principally involved in the business of providing investment advisory and investment management services to the P2 Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the P2 Funds. Moller is the managing member of the P2 Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by deleting the last two paragraphs and replacing them with the following:

The Merger Agreement

On May 29, 2012, the Issuer entered into the Merger Agreement with Parent and Merger Sub pursuant to which, subject to the satisfaction or waiver of the conditions therein, Parent will acquire all of the outstanding Shares of the Issuer (other than any Shares held by Parent, Merger Sub or the Issuer) at a price of $25.50 per Share in cash, for a total purchase price of approximately $856 million.  The consummation of the transactions contemplated by the Merger Agreement are subject to certain closing conditions including the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  Master Fund I will own a minority equity interest in Parent at the closing of the transactions contemplated by the Merger Agreement.  The remaining equity interests in Parent will be owned by the GS Funds and, potentially, certain members of Issuer management and other funds managed by the P2 Manager.  To the extent that Issuer management’s investment is in shares of Parent common stock, it will be (i) in the same class of shares of Parent common stock as the class of shares of Parent common stock issued to Master Fund I and the GS Funds and (ii) at the same price per share of Parent common stock as the price per share of Parent common stock paid by Master Fund I and the GS Funds for its investment in such stock.

The aggregate amount required by Parent to pay the merger consideration and related expenses in connection with the transactions contemplated by the Merger Agreement is approximately $1.1 billion, including assumed debt.  It is anticipated that the financing for the transactions contemplated by the Merger Agreement will consist of (i) equity financing to be contributed to Parent by the GS Funds in the form of cash, (ii) equity financing to be contributed to Parent by Master Fund I in the form of cash and Shares, and additional equity financing to be contributed by Master Fund I (or newly created affiliated investment funds) at the sole option of Master Fund I in the form of cash, as further described below, and (iii) debt financing arranged by Parent.

If the transactions contemplated by the Merger Agreement are consummated, the Shares will no longer be traded on the New York Stock Exchange and the Shares will cease to be registered under the Exchange Act, and the Issuer will be privately held by Parent.

P2 Equity Commitment

On May 29, 2012, Master Fund I entered into (a) an equity commitment letter with Parent (the “P2 Equity Commitment Letter”) and (b) a Contribution Agreement with Parent (the “Contribution Agreement”), in each case, in connection with the transactions contemplated by the Merger Agreement.  Under the P2 Equity Commitment Letter and the Contribution Agreement, Master Fund I agreed, among other things, to contribute to Parent, subject to certain conditions, an aggregate of 927,386 Shares and $6,351,657 in cash in exchange for a portion of the equity of Parent.

Master Fund I also agreed, under the P2 Equity Commitment Letter, that, until the termination of the P2 Equity Commitment Letter, it will not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of its Shares or any interest in its Shares, (b) deposit its Shares or any interest in its Shares into a voting trust or enter into a voting agreement or arrangement with respect to its Shares or grant any proxy or power of attorney with respect thereto or (c) enter into any contract, commitment, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, pledge, encumbrance, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of its Shares.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on May 29, 2012, Master Fund I entered into a Limited Guarantee with the Issuer (the “P2 Limited Guarantee”).  Under the terms of the P2 Limited Guarantee, Master Fund I unconditionally and irrevocably guaranteed, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement.

Letter Agreement

On May 29, 2012, Master Fund I and the GS Funds entered into a letter agreement (the “Letter Agreement”) pursuant to which they agreed, among other things, to negotiate in good faith the definitive terms and conditions of a stockholders agreement and an equity syndication agreement between the parties (and/or the applicable affiliates thereof).  The Letter Agreement contemplates, among other things, that Master Fund I (or newly created affiliated investment funds) may increase its equity commitment in Parent prior to closing by causing the GS Funds to transfer a portion of their or their affiliates’ equity commitment to Master Fund I (or newly created affiliated investment funds).

Investor Support Agreement

On May 29, 2012, Master Fund I and Parent entered into an Investor Support Agreement (the “Investor Support Agreement”).  The Investor Support Agreement contemplates, among other things, that until the earlier of the closing of the transactions contemplated by the Merger Agreement or three months after the termination of the Merger Agreement in accordance with its terms, Master Fund I will vote, and use its best efforts to cause Master Fund VI to vote, the Shares they own (i) in favor of adoption and approval of the Merger Agreement and all actions and transactions contemplated thereby; and (ii) against any alternative business combination transaction.

Master Fund I also agreed, under the Investor Support Agreement, that until the earlier of the closing of the transactions contemplated by the Merger Agreement or the termination of the Merger Agreement in accordance with its terms, other than Transfers to Parent, Master Fund I shall not, directly or indirectly, (a) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any option or any other contract, option or other arrangement or understanding with respect to the Transfer of, or any profit sharing arrangement relating to, any of its Shares to or with any Person, (b) enter into any voting agreement, option or any other contract or other arrangement or understanding with respect to its Shares or grant any proxy or power of attorney with respect thereto or (c) commit or agree to any of the actions set forth in the foregoing clauses (a) and (b) with respect to its Shares.

The foregoing summaries and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the P2 Equity Commitment Letter and the P2 Limited Guarantee, copies of which are attached as exhibits hereto and each of which is incorporated by reference in its entirety into this Item 4, and the Merger Agreement, a copy of which is attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 29, 2012.

As a result of the foregoing, the Reporting Persons may constitute a “group” with the GS Funds, certain of their affiliates and certain members of Issuer management within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in this Item 4.

Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Amendment, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.  There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced by the following:

(a)-(b)     The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the close of business on May 29, 2012, Master Fund I beneficially owned an aggregate of 927,386 Shares, representing approximately 2.9% of the outstanding Shares, and Master Fund VI beneficially owned an aggregate of 1,594,673 Shares, representing approximately 5.0% of the outstanding Shares.  As of the close of business on May 29, 2012, the 2,522,059 Shares of Common Stock beneficially owned, in the aggregate by the P2 Funds, which Shares may be deemed to be beneficially owned by each of the P2 Manager and Moller, represented approximately 7.9% of the outstanding Shares.  All percentages set forth in this paragraph are based on the 31,855,447 Shares outstanding, which is the number of Shares represented by the Issuer within the Merger Agreement to exist as of the close of business on May 24, 2012.

Each of the P2 Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the P2 Manager, as investment manager of the P2 Funds, and Moller, as managing member of the P2 Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the P2 Funds.  Each of the P2 Manager and Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I and Master Fund VI each disclaim beneficial ownership of the Shares held directly by the other.

(c)  No Reporting Person has effected any transaction in Shares during the 60 days preceding the date hereof.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

Except with respect to the agreements described in this Amendment and the contracts, arrangements, understandings or relationships referred to in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to the

Shares.  The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting in Item 7:

Exhibit 99.2: Equity Commitment Letter dated May 29, 2012, entered into by Master Fund I and the Parent.

Exhibit 99.3: Limited Guarantee dated May 29, 2012, entered into by Master Fund I and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2012

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager	By:	s/Claus J. Moller
Name: Claus J. Moller
By:	s/Claus J. Moller		Title: Managing Member
Name: Claus J. Moller
Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		CLAUS J. MOLLER

By:	P2 Capital Partners, LLC,	s/Claus J. Moller
as Investment Manager

By:	s/Claus J. Moller
Name: Claus J. Moller
Title: Managing Member